SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

GUIDE FOR
ATTENDANCE OF
GENERAL SHAREHOLDERS’ MEETINGS

TABLE OF CONTENTS

1. Message from the Management	3
2. Guidelines for Attending General Shareholders’ Meetings	4
3. Re-Ratification of the Call Notice	5
4. Information on the matters of the agenda	6
Annex I – Model of Proxy with Voting Instructions	11

MESSAGE FROM THE MANAGEMENT

To the Shareholder,

Vivo Participações S.A. is engaged in constantly approving its corporate governance practices, by fostering professional management and increased transparence and objectivity in its communications with its shareholders and the Market in general.

We believe that, upon being connected, we enhance our possibilities and achieve much more goals. Therefore, we prepared this Guide with the purpose of clearly and accurately providing information relating to the General Shareholders’ Meeting of the Company, detailing the proposals to be reviewed and supplying all the necessary information for your attendance at the meetings.

It must be emphasized that each common share entitles the holder thereof to one vote at the General Shareholders’ Meeting. Preferred shares are not entitled to vote, except as far as it concerns the matters set forth in articles 9 and 10 of the articles of incorporation of the Company, which shall not be examined at this opportunity.

In face of the foregoing, we are pleased to invite you to attend the Special Shareholders’ Meeting of Vivo Participações S.A. (“General Meeting”), to be held on January 20, 2011, at 10:00 a.m., in our head-office, at Rua Roque Petroni, nº 1464, auditorium, in the city of São Paulo, State of São Paulo.

Your attendance will be mostly appreciated.

Sincerely,

The Management

GUIDELINES FOR ATTENDING GENERAL SHAREHOLDERS’ MEETINGS

The Shareholders of the Company may attend the General Meeting by appearing at the head-office of the Company and casting their vote, or by appointing a proxy to represent them, in conformity with the terms described in this Guide.

1. To the Shareholder Personally Present:

The Shareholder wishing to personally attend the General Meeting shall be required to appear before the time mentioned in the Call Notice, carrying the following documents:

  Identity document or officially acknowledged professional identification card; and

  Evidence of status of shareholder of the Company issued by a trustee institution or by a custody agent, showing his/her shareholding position.

2. To the Shareholder represented by a Proxy:

In case the Shareholder wishes to attend the General Meeting, but is unable to appear at the head-office of the Company, he/she may appoint a proxy with special powers to represent  him/her, under the terms of Law no. 6404/76, paragraph 1, of Art. 126.

The Power of Attorney and the documents evidencing the shareholding status shall be sent to the Company’s Investor Relations Office, at Rua Roque Petroni Júnior, no. 1464, 4o andar – lado A – São Paulo/SP – CEP: 04707-000, c/o Carlos Raimar Schoeninger. The documents shall be received up to the time mentioned in the Call Notice, namely:

  Proxy with special powers for representation at the General Meeting of the Company, with the certification of the grantor’s (Shareholder’s) signature by a notary public; and
  Evidence of ownership of the share issued by the Company, issued by the trustee and/or custodian entity.

Foreign shareholders shall be required to provide the same documents as Brazilian shareholders, provided that the corporate documents of a legal entity and the proxy must be certified by a notary public and by the Brazilian Consulate-General.

In order to help the shareholders, proxy models were provided in Annexes I and II of this Guide (Proxy with Voting Instructions and Proxy without Voting Instructions, respectively). The shareholders may use other proxies than those suggested in this Guide, provided that they are issued in conformity with the provisions in Law 6404/76 and in the Brazilian Civil Code.

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held Company, with Authorized Capital

RE-RATIFICAITION OF CALL NOTICE

The Board of Directors of Vivo Participações S.A., represented by its Chairman, Mr. Luis Miguel Gilpérez López, hereby informs the Shareholders about the cancellation of the SPECIAL SHAREHOLDERS’ MEETING, initially proposed to be held on January 18, 2011, as provided for in the call notices published in Valor Econômico newspaper and in the State of São Paulo Official Gazette, in their respective issues of January 04, 2011, and hereby calls a new SPECIAL SHAREHOLDERS’ MEETING, to be held at 10:00 a.m. of January 20, 2011, at the head-office of the Company, located at Av. Roque Petroni Júnior, nº 1464, auditorium, in this city, ratifying the proposed Agenda, namely:

I – Election of member to the Statutory Audit Committee and his respective deputy member for restoring the required number of members and completion of the term of office.

The shareholders, their legal representatives or proxies, in order to attend the Meeting, shall be required to abide by the provisions set forth in article 126 of Law 6404/76, providing a legal identity document and evidence of their status as shareholder of the Company, as issued by a trustee entity or by a custody agent, showing their shareholding position.

The documents and information relating to the matters to be discussed at the Special Shareholders’ Meeting now called are available to the shareholders at the head-office of the Company, as well as in the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and of BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bovespa.com.br), as from this date, in conformity with the provisions in the Corporation Act and in CVM Instruction no. 481/2009.

São Paulo, January 04, 2011.

Luis Miguel Gilpérez López
Chairman of the Board of Directors

INFORMATION ON THE PROPOSAL TO BE SUBMITTED TO VOTING AT THE SPECIAL SHAREHOLDERS’ MEETING, IN CONFORMITY WITH ART. 10 OF ICVM 481/2009.

5 – Election of members to the Statutory Audit Committee:

Shareholder Telefónica S.A. hereby submits to the Meeting the following nomination relating to the recomposition of the Statutory Audit Committee, for completion of the term of office until the next AGO (General Shareholders’ Meeting):

Statutory Audit Committee
Name – Juarez Rosa da Silva

Age - 55 years old

Profession - Accountant

CPF or passport number – 185.813.400-59

Position to which he will be elected – Permanent member of the Statutory Audit Committee

Election date – 01/20/2011

Investiture date – Within the legal term

Term of office – until the next 2011 AGO

Other offices or duties exercised in the issuing company - None

Indication whether he has been elected by the controlling shareholder or not – Nominated by the controlling shareholder

Main professional experiences during the last 5 years:
Name da empresa – BSS Assessoria Contábil e Fiscal Ltda.
Position – Managing Partner Duties inherent to the position – Customer assistance; approval of proposals; technical approval of works; approval of the company’s accounts and general business guidance.

Main activity of the company in which such experiences occurred, informing (i) the companies or organizations that make up the economic group of the issuing company, or (ii) partners with direct or indirect equity interest equal to or in excess of 5% of the one same class or type of shares of the issuing company.

Accounting and Tax Consultancy

Information of all managing offices currently occupied or which he/she has occupied in publicly-held companies Not applicable.
Description of the following events that may have occurred during the last 5 years:
i.     Any criminal conviction – None

ii.    Any adverse judgment in a CVM administrative proceeding and the penalties applied – None.

iii.    Any adverse judgment that has become final and non-appeallable, whether of a judicial or administrative nature, which has prohibited or rendered him/her unqualified for the performance of a professional or commercial activity – None.

Inform the existence of marriage, common-law marriage or kinship up to second degree between:

a)    Officers of the issuing company: None.

b)    (i) Officers of the issuing company and (ii) officers of company directly or indirectly controlled by the issuing company. Not applicable.

c)    (i) officers of the issuing company or of its directly or indirectly controlled companies and (ii) direct or indirect controlling shareholders of the issuing company. None.

d)    (i) officers of the issuing company and (ii) officers of the companies directly or indirectly controlled by the issuing company.  None.

Inform relationships of subordination, service provider or control existing, in the last 3 fiscal years, between officers of the issuing company and:

a)    A company directly or indirectly controlled by the issuing company. None.

b)    Direct or indirect controlling shareholder of the issuing company. None.

c)    If relevant, supplier, customer, debtor or creditor of the issuing company, of its controlled or controlling companies or of controlled companies of any such person. Not applicable.

Statutory Audit Committee
Name – Hério Paulo S. Andriola
Age – 46 years old
Profession - Accountant
CPF or passport number – 410.353.800-72
Position to which he will be elected – Deputy member to the Statutory Audit Committee
Election date – 01/20/2011
Investiture date – within the legal term
Term of office – until the next 2011 AGO
Other offices or duties exercised in the issuing company - None
Indication whether he has been elected by the controlling shareholder or not – Nominated by the controlling shareholder
Main professional experiences during the last 5 years:
Company’s name – Andriola Pistor e Associados
Title – Partner Duties inherent to the position: Customer assistance; approval of proposals; technical approval of works; approval of the company’s accounts and general business guidance.

Main activity of the company in which such experiences occurred, informing (i) the companies or organizations that make up the economic group of the issuing company, or (ii) partners with direct or indirect equity interest equal to or in excess of 5% of the one same class or type of shares of the issuing company.

Tax consultancy

Information of all managing offices currently occupied or which he/she has occupied in publicly-held companies Not applicable.
Description of the following events that may have occurred during the last 5 years:
i.     Any criminal conviction – None

iv.   Any adverse judgment in a CVM administrative proceeding and the penalties applied – None.

v.    Any adverse judgment that has become final and non-appeallable, whether of a judicial or administrative nature, which has prohibited or rendered him/her unqualified for the performance of a professional or commercial activity – None.

Inform the existence of marriage, common-law marriage or kinship up to second degree between:

a)   Officers of the issuing company: None.

b)   (i) Officers of the issuing company and (ii) officers of company directly or indirectly controlled by the issuing company. Not applicable.

c)    (i) officers of the issuing company or of its directly or indirectly controlled companies and (ii) direct or indirect controlling shareholders of the issuing company. None.

d)    (i) officers of the issuing company and (ii) officers of the companies directly or indirectly controlled by the issuing company.  None.

Inform relationships of subordination, service provider or control existing, in the last 3 fiscal years, between officers of the issuing company and:

a)    A company directly or indirectly controlled by the issuing company. None.

b)    Direct or indirect controlling shareholder of the issuing company. None.

c)    If relevant, supplier, customer, debtor or creditor of the issuing company, of its controlled or controlling companies or of controlled companies of any such person. Not applicable.

MODEL OF PROXY WITH VOTING INSTRUCTIONS
ANNEX I

PROCURAÇÃO

Por meio do presente instrumento de procuração, ____________________ [ACIONISTA – nome completo], ___________ [NACIONALIDADE], ____________ [ESTADO CIVIL], ____________ [PROFISSÃO], portador(a) da carteira de identidade nº ____________, inscrito(a) no CPF/MF sob o nº ____________, residente e domiciliado na cidade de ____________, Estado de ____________, na ___________ [ENDEREÇO] (“Outorgante”), ou ____________ [ACIONISTA – razão social], inscrita no CNPJ/MF sob nº ____________, com sede na cidade de ____________, Estado de ____________, na _____________ [ENDEREÇO], neste ato representado por seu representante legal (“Outorgante”), nomeia e constitui como seu procurador o Sr. ____________ [NOME COMPLETO], ____________ [NACIONALIDADE], ____________ [ESTADO CIVIL], ____________ [PROFISSÃO], portador da carteira de identidade nº ____________, inscrito no CPF/MF sob o nº ____________, residente e domiciliado na cidade de ____________, Estado de ____________, na Rua ____________, ____________ [NÚMERO], ____________ [COMPLEMENTO], ____________ [CEP] (“Procurador”), para representá-lo, na qualidade de acionista da VIVO PARTICIPAÇÕES S.A., (“Companhia”), na Assembleia Geral Extraordinária da Companhia, a serem realizadas em primeira convocação no dia 20 de janeiro de 2011, às 10:00h, na sede social da Companhia, localizada na Avenida Roque Petroni Júnior, nº 1464, auditório, na cidade de São Paulo, Estado de São Paulo, podendo examinar, discutir e votar as questões elencadas na Ordem do Dia, em nome do Outorgante, em conformidade com as orientações estabelecidas abaixo:

Ordem do Dia:

1. Eleição de membro do Conselho Fiscal e respectivo suplente para recomposição de quadro e complementação de mandato.

1.1. Indicação do Sr. Juarez Rosa da Silva (como membro efetivo do Conselho Fiscal) e do Sr. Hério Paulo S. Andriola (como membro suplente do Conselho Fiscal), conforme Currículos constantes do Manual para Participação em Assembleia Geral de Acionistas

A favor (  ) Contra (  ) Abstenção (  )

POWER OF ATTORNEY

By this Power of Attorney, __________________ [SHAREHOLDER – full name], ________________ [CITIZENSHIP], _____________ [MARITAL STATUS], _______________ [PROFESSION], with the identity card n. ________, enrolled with CPF/MF under n. _________, resident and domiciled in the City of ______________, State of ____________, at ________________ [ADDRESS] (“Grantor”), (or ________________ [SHAREHOLDER – corporate name], enrolled with CNPJ/MF under n. ____________, with its headquarters in the City of _____________, State of ____________, at ______________ [ADDRESS], hereby represented by its legal representative (“Grantor”)), hereby appoints and constitutes Mr. _______________[FULL NAME], ____________ [NACIONALIDADE], ______________ [MARITAL STATUS], _______________[PROFESSION], with the identity card n. ________, enrolled with CPF/MF under n. _________, resident and domiciled in the City of ______________, State of ____________, at ________________ [ADDRESS], (“Attorney-in-fact”) to represent the Grantor, in its capacity as shareholder of VIVO PARTICIPAÇÕES S.A. (“Company”), in the Company’s Extraordinary Shareholders Meeting to be held on first call on January, 20th, 2011, at 10:00 am, at the Company’s headquarters located at Avenue Roque Petroni Júnior, n 1464, , in the City of São Paulo, State of São Paulo, to examine, discuss and vote on behalf of the Grantor, in accordance with the voting instructions established below, regarding all the subject discussed in the Agenda on behalf of the Grantor, according to the following instructions:

Agenda:

1.  Election of a new member for the Fiscal Council and the related alternate member for recomposing the original board for concluding the current term that will end on the next Shareholder’s Annual Meeting to be held in 2011.

1.1.  Appointing Mr. Juarez Rosa da Silva (as member of the Fiscal Council) and Mr. Hério Paulo S. Andriola (as alternate member to the Fiscal Council), in accordance to the Resumés included in the Shareholder’s General Meeting Participation Manual.

In favour (  )  Against (   )  Abstain (   )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.